1101 Market Street
Philadelphia, PA 19107
Telephone: (215) 238-3000
August 11, 2014

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:        Notice of disclosure filed in the Quarterly Report on Form 10-Q under
Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012
and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Aramark has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended June 27, 2014, which was filed with the Securities and Exchange Commission on August 11, 2014.

Sincerely,

Aramark

/s/ STEPHEN R. REYNOLDS
Name:     Stephen R. Reynolds
Title:    Executive Vice President,
General Counsel and Secretary